EXHIBIT A

TWO ROADS SHARED TRUST

CLASS A

MASTER DISTRIBUTION AND SHAREHOLDER SERVICING PLAN

As Amended: March 19, 2025

Fund Name	Maximum Aggregate Distribution Fee Rate and Shareholder Servicing Fee Rate
Anfield Universal Fixed Income Fund	0.25%
Tactical Dividend Momentum Fund	0.25%
Recurrent MLP Infrastructure Fund	0.25%
Holbrook Income Fund	0.25%
Holbrook Structured Income Fund	0.25%
Holbrook Total Return Fund	0.25%

Exh (m)(5) - 1